Filed Pursuant to Rule 433

Registration Statement No. 333-176038

Pricing Term Sheet

August 4, 2011

Hyatt Hotels Corporation

$250,000,000 3.875% Senior Notes due 2016

Issuer:	Hyatt Hotels Corporation

Format:	SEC Registered

Security Offered:	Senior Notes due 2016

Security Ratings:	Baa2 by Moody’s / BBB by Standard and Poor’s*

Principal Amount:	$250 million

Maturity Date:	August 15, 2016

Benchmark Treasury:	1.500% due July 31, 2016

Benchmark Treasury Price / Yield:	101-30[3]4 / 1.095%

Spread to Benchmark Treasury:	+287.5 basis points

Yield to Maturity:	3.970%

All-in Yield to Maturity:	4.100%

Interest Rate:	3.875% per year, accruing from August 9, 2011

Gross Underwriting Spread:	60 basis points

Interest Payment Dates:	August 15 and February 15, commencing February 15, 2012

Price to Public:	99.571% of the principal amount, plus accrued interest, if any

CUSIP / ISIN:	448579AC6 / US448579AC65

Optional Redemption:	At any time prior to the date that is one month prior to the maturity date of the 2016 notes, the Issuer may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest plus a “make-whole” amount calculated at the applicable Treasury Rate plus 50 basis points.

*	Note: The securities ratings above are not a recommendation to buy, sell or hold the securities offered hereby and may be subject to revision or withdrawal at any time by Moody’s and Standard and Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

At any time on or after the date that is one month prior to the maturity date of the 2016 notes, the Issuer may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes redeemed plus accrued and unpaid interest.

Trade Date:	August 4, 2011

Settlement Date:	August 9, 2011 (T+3)

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Scotia Capital (USA) Inc.
UBS Securities LLC

Co-Managers:	Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
U.S. Bancorp Investments, Inc.

This term sheet to the preliminary prospectus supplement dated August 4, 2011 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Deutsche Bank Securities, Inc., Attention: Prospectus Department, 100 Plaza One, Jersey City, New Jersey 07311, telephone: +1(800) 503-4611 or by emailing prospectus.cpdg@db.com; Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: +1(866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: High Grade Syndicate Desk, 3rd Floor, telephone collect at 1-212-834-4533; Scotia Capital (USA) Inc., Attention: Fixed Income Syndicate, 165 Broadway, 25th Floor, New York, New York 10006, telephone: +1(800) 372-3930; or UBS Securities LLC, 229 Park Avenue, New York, New York 10171, Attention: Prospectus Specialist, telephone: +1(877) 827-6444, ext. 561-3884.